Exhibit 99.1

Crude oil operating cash flow 40% higher in third quarter

Oil sands production at Christina Lake up 63%

•                  Operating cash flow from oil production increased 40% to $915 million, compared with the third quarter of 2012, driven by higher oil prices and increased volumes.

•                  Refining operating cash flow decreased 75% to $133 million compared with the third quarter of 2012 due to lower market crack spreads and higher feedstock costs.

•                  Cash flow decreased 17% to $932 million in the third quarter compared with the same period of 2012, mainly due to lower refining operating cash flow.

•                  Combined oil sands production at Foster Creek and Christina Lake averaged nearly 102,000 barrels per day (bbls/d) net in the third quarter.

•                  Average production at Christina Lake increased 63% from the third quarter of 2012, with first oil production from phase E achieved in mid-July.

•                  Foster Creek production was 22% lower than in the third quarter of 2012, partly due to a planned major turnaround in September.

•                  Plant construction began on the first phase of the Narrows Lake oil sands project.

•                  Cenovus was recently named to the Dow Jones Sustainability World Index for the second year in a row and to the Canada 200 Climate Disclosure Leadership Index for the fourth consecutive year.

“Stronger realized crude prices and higher oil production led to a solid increase in operating cash flow from our oil assets in the third quarter,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “That helped offset most of the impact from a significant drop in market crack spreads and higher feedstock costs which led to a large year-over-year decrease in operating cash flow from our refining assets.”

Production & financial summary

(for the period ended September 30) Production (before royalties)	2013 Q3	2012 Q3	% change
Oil sands total (bbls/d)	101,824	95,625	6
Conventional oil[1] (bbls/d)	75,114	75,725	-1
Total oil (bbls/d)	176,938	171,350	3
Natural gas (MMcf/d)	523	577	-9

Financial
($ millions, except per share amounts)
Cash flow[2]	932	1,117	-17
Per share diluted	1.23	1.47
Operating earnings[2]	313	432	-28
Per share diluted	0.41	0.57
Net earnings	370	289	28
Per share diluted	0.49	0.38
Capital investment	743	830	-10

1 Includes natural gas liquids (NGLs) and Pelican Lake production.

2  Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Q3 2013

Calgary, Alberta (October 24, 2013) — Cenovus Energy Inc. (TSX, NYSE: CVE) continued to expand its oil production in the third quarter as the company remains on track to achieve its goal of reaching more than 500,000 bbls/d of net oil production by 2023. The increased production, combined with stronger crude prices, contributed to solid growth in operating cash flow from oil in the quarter.

Operating cash flow from oil production was $915 million, 40% higher than in the same period a year earlier. The increase was driven primarily by a 56% increase in operating cash flow from oil sands. Cenovus’s oil sands operations benefited from a $13.61 per barrel (bbl) increase in the average price of benchmark West Texas Intermediate (WTI), a 20% narrowing of the WTI to Western Canadian Select (WCS) differential to an average of US$17.48/bbl and a 6% increase in volumes compared with the third quarter of 2012.

Strong performance from Cenovus’s oil operations helped reduce the impact of a 75% year-over-year decline in third quarter operating cash flow from its refining operations to $133 million. The commodity price changes that led to higher realized prices for the company’s oil in the third quarter also resulted in higher feedstock costs for its refineries. At the same time, market crack spreads fell by more than half from near-record highs reached in the third quarter of 2012.

The gross margin from refining was also negatively affected by costs for renewable identification numbers (RINs), which increased to $55 million, net to Cenovus, in the third quarter compared with $10 million in the same period a year earlier. Refineries that do not blend renewable fuels such as ethanol into their gasoline and diesel are required to purchase RINs in the open market to comply with the Renewable Fuel Standards set by the U.S. Environmental Protection Agency (EPA). The EPA is reported to be considering a reduction to biofuel blending requirements next year, which has led to a significant drop in the cost of RINs recently.

Operationally, the Wood River and Borger refineries performed extremely well in the quarter, processing more oil, including record levels of heavy crude, and producing more refined products than in the third quarter of 2012. The company anticipates fourth quarter refining operating cash flow of $100 million to $200 million excluding inventory adjustments, based on a crack spread assumption of US$10.50 per barrel.

Solid growth at Christina Lake

The stronger results from oil operations were largely driven by a significant increase in production at the company’s Christina Lake oil sands project. Christina Lake volumes increased 63% in the quarter compared with the same period a year earlier as a result of phase D reaching full capacity in the first quarter of 2013 and phase E commencing production in mid-July. The Christina Lake increase helped push combined average oil sands production to nearly 102,000 bbls/d net in the third quarter, a 6% improvement over the same period in 2012.

At Foster Creek, quarterly production decreased 22% year over year due to a variety of factors. A planned major turnaround reduced production by approximately 4,400 bbls/d net during the quarter. The turnaround is now complete and Foster Creek is producing about 54,000 bbls/d net. Cenovus has also been catching up on a backlog of well maintenance that was deferred from 2012. Most of the deferred maintenance is now complete, although the facility experienced minor treating issues when some wells were being brought back on in July, which had a slight impact on production.

Q3 2013

In addition, Cenovus is developing new operating procedures to address changes to the steam chambers as they mature in the initial areas of the project. Foster Creek is the first commercial project of its kind in the oil sands industry and the initial wells at the operation are entering a new stage of development. The company is assessing how best to manage this change in order to optimize production.

“Foster Creek is a high-quality reservoir that will continue to play a key role in our oil growth strategy,” said Ferguson. “The lessons we’ve learned there over the years have made Cenovus a leader in steam-assisted gravity drainage. As we move into the next stage of reservoir management for the initial phases at Foster Creek, we will continue to test and implement new techniques to maintain our position as one of the most efficient, low-cost producers in the oil sands industry.”

The company anticipates gross production at Foster Creek to be between 100,000 and 110,000 bbls/d for the first half of 2014 and steam to oil ratios (SORs) in the range of 2.4 to 2.5 as the company continues to optimize its operating procedures.

Total conventional oil production, including Pelican Lake, averaged more than 75,000 bbls/d in the quarter, essentially flat compared with the third quarter of 2012. This reflects the July sale of the company’s Shaunavon tight oil assets in Saskatchewan, partially offset by increased production from the company’s horizontal well program in southern Alberta. Cenovus’s heavy oil operations at Pelican Lake increased production by 5% in the quarter, compared with the same period a year ago, as the company brought on more infill wells and saw increased response from its polymer flood program.

In the third quarter, Cenovus generated $189 million in free cash flow, above what it invested in its operations. Cenovus invested $743 million during the quarter, nearly half of which went towards expansion phases at Christina Lake and Foster Creek. In August, the company also began plant construction for the first phase of Narrows Lake, its next major oil sands development in northeastern Alberta. First oil production from Narrows Lake is expected in 2017.

“We are expanding our oil sands operations with some of the best capital efficiencies in the industry,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “Over the next decade, we expect to more than quadruple our current oil sands production to about 435,000 barrels per day net to Cenovus.”

New market access a top priority

Cenovus continues to pursue a portfolio approach to getting its oil to market with a key focus on finding new customers in North America and overseas. The company successfully participated in the open season for the Energy East project earlier this year and in the third quarter committed to moving up to 200,000 bbls/d on the proposed pipeline to Quebec and New Brunswick. This would give Cenovus the opportunity to sell its oil to refineries in the East and provide options for sending oil to offshore markets where it could receive higher prices.

Q3 2013

“Our predictable, reliable oil sands growth gives us the confidence to make these kinds of long-term transportation commitments,” said Ferguson. “In addition to Energy East, we’ve committed to ship another 175,000 barrels per day on proposed pipelines to the West Coast and 150,000 barrels per day on proposed lines to the U.S. Gulf Coast. We also expect to expand rail capacity to move up to 10% of our marketable oil over the long term.”

Cenovus markets gross oil production from its oil sands operations, including its partner’s volumes.

Recognition for corporate responsibility

In September, Cenovus was named to the Dow Jones Sustainability World Index for the second year in a row and was the only North American oil and gas company to make the index this year. The company was also named to the Dow Jones Sustainability North America Index for the fourth consecutive year. The Dow Jones Sustainability Indexes recognize companies around the world for leadership in corporate responsibility. Cenovus was also recently named to the Canada 200 Climate Disclosure Leadership Index for the fourth consecutive year. The index, published by CDP (formerly known as the Carbon Disclosure Project), recognizes companies for their open and transparent disclosure of greenhouse gas emissions.

Guidance updated

Cenovus has updated its 2013 full-year guidance to reflect actual numbers for the first nine months of the year and the company’s estimates for the fourth quarter. Updated guidance can be found at cenovus.com under “Investors”.

2014 budget to be released in December

Cenovus is in the process of compiling its 2014 budget and will present details during a conference call on December 12, 2013. The company anticipates spending less on capital investment in 2014 while at the same time achieving an increase in oil production.

Q3 2013

Oil Projects

Daily production1

(Before royalties)	2013			2012					2011
(Mbbls/d)	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	49	55	56	58	59	63	52	57	55
Christina Lake	53	38	44	32	42	32	29	25	12
Oil sands total	102	94	100	90	101	96	80	82	67
Conventional oil
Pelican Lake	25	24	24	23	24	24	22	21	20
Weyburn	16	16	17	16	16	16	16	17	16
Other conventional[2]	34	37	39	37	37	36	36	38	31
Conventional total	75	77	80	76	77	76	75	75	68
Total oil	177	171	180	165	178	171	156	157	134

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of growth. The two operations currently producing, Foster Creek and Christina Lake, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and pumping the oil to the surface. Cenovus is currently building its third major oil sands project at Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has enormous opportunity to deliver increased shareholder value through production growth from future developments. The company has identified several emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications for new projects.

Foster Creek and Christina Lake

Production

•                  Combined oil sands production at Foster Creek and Christina Lake increased 6% to 101,824 bbls/d net in the third quarter from the same period a year earlier.

•                  Christina Lake production averaged 52,732 bbls/d net in the quarter, a 63% increase from the same period a year earlier. The increase is the result of phase D reaching full capacity in the first quarter of 2013 and the addition of new production from phase E, which achieved first oil production in mid-July. Cenovus expects the ramp-up of phase E will take six to nine months overall, similar to phases C and D, with production capacity reaching 138,000 bbls/d gross early in 2014. Ultimately, the company expects Christina Lake will have total gross production capacity of up to 310,000 bbls/d.

Q3 2013

•                  During the third quarter, Cenovus received regulatory approval for its previously announced optimization program at Christina Lake phases C, D and E. This is expected to add 22,000 bbls/d of gross capacity in 2015.

•                  Foster Creek production averaged 49,092 bbls/d net in the quarter, a 22% decrease compared with 2012. The decrease was partly due to a planned major turnaround that included six days of full production outage in the quarter and to ongoing work on a backlog of well maintenance deferred from 2012. Most of that maintenance is now complete. In addition, Cenovus continues to modify its operating procedures to optimize production as the reservoir for phases A to E enters a new stage of SAGD development.

•                  The company remains confident in its expectations for the phase F, G and H expansions, which are on track and expected to have production success similar to the initial Foster Creek phases.

Wedge Well™ technology

•                  Cenovus’s Wedge Well™ technology uses single horizontal wells, drilled between existing SAGD well pairs, to reach oil that would otherwise be unrecoverable. The technology has the potential to increase overall recovery from the reservoir between 10% and 15%, while reducing the SOR.

•                  There are 60 wells at Foster Creek using Wedge Well™ technology and Cenovus anticipates bringing an additional 45 wells using this technology on production in 2014.

•                  Christina Lake is also benefiting from the use of Wedge Well™ technology with 10 of these wells on production.

Expansions

•                  At Christina Lake, the phase F expansion is on schedule and on budget with about 37% of the project complete and procurement, plant construction and engineering work continuing. Engineering work also continues for phase G at Christina Lake. First production is expected from phase F in 2016 and phase G in 2017.

•                  At Foster Creek, phase F is also on schedule and on budget with 85% of the project complete and first production expected in the third quarter of 2014. Phase G is 60% complete with initial production expected in 2015. Phase H is 27% complete and first production is expected in 2016.

•                  Combined capital investment at Foster Creek and Christina Lake was $367 million in the third quarter, up 6% from $346 million in the same period of 2012.

Operating costs

•                  Operating costs at Christina Lake were $11.46/bbl in the third quarter, a 16% decrease from $13.59/bbl in the same period a year earlier. This was due to the increase in production from phases D and E, offset by higher fuel consumption and increased costs for repairs and maintenance, mainly related to routine issues. Per barrel operating costs at Christina Lake are expected to remain relatively flat in the fourth quarter. Non-fuel operating costs at Christina Lake were $9.00/bbl in the quarter, an 18% decrease from $11.03/bbl in the third quarter of 2012.

•                  Operating costs at Foster Creek averaged $17.12/bbl in the third quarter, a 49% increase from $11.50/bbl in the same period last year. The increase was primarily due to lower production volumes, higher workover activities and repairs and maintenance costs related to the planned major turnaround in late September. The company expects operating costs in the fourth quarter to average $15.25/bbl since they will continue to be affected by the turnaround, which was completed in October. Non-fuel operating costs at Foster Creek were $14.65/bbl in the third quarter compared with $9.76/bbl in the same period a year earlier, a 50% increase.

Q3 2013

•                  Cenovus anticipates slightly higher per barrel operating costs at Foster Creek next year as a result of incremental labour costs associated with bringing on phase F as well as additional preventative well maintenance and the expected higher SORs as the company implements its new reservoir management procedures.

Steam to oil ratio (SOR)

•                  Cenovus uses natural gas to produce steam. The SOR measures the number of barrels of steam needed for every barrel of oil produced. A lower SOR means less steam is required, which reduces the amount of natural gas used. This lowers capital and operating costs, and results in fewer emissions and lower water usage per barrel of oil.

•                  Cenovus continues to achieve among the lowest SORs in the industry. The combined SOR for Cenovus’s oil sands operations was 2.2 in the third quarter of 2013.

•                  The third quarter SOR at Christina Lake was 1.9, consistent with the same period a year ago.

•                  Foster Creek’s SOR was 2.5, up from 2.1 in the third quarter of 2012. The increased SOR is largely the result of the move into a new stage of the SAGD process on the initial phases at Foster Creek and the company’s need to adjust its reservoir management processes. Cenovus expects an annual average SOR for Foster Creek of 2.4 for 2013.

Narrows Lake

•                  Plant construction on the first phase of Narrows Lake, Cenovus’s next major oil sands development, began in August. The first phase of the project is anticipated to have production capacity of 45,000 bbls/d gross, with first oil production expected in 2017.

•                  Narrows Lake is expected to be the industry’s first project to demonstrate solvent aided process (SAP), using butane, on a commercial scale.

•                  Cenovus invested $40 million to advance the Narrows Lake project in the third quarter of this year.

Emerging projects

Telephone Lake

•                  Cenovus’s 100%-owned Telephone Lake property is located within the Borealis Region of northern Alberta. A revised application and environmental impact assessment (EIA) submitted in December 2011 is advancing through the regulatory process with approval anticipated in the second quarter of 2014.

•                  A dewatering pilot project designed to remove an underground layer of non-potable water sitting on top of the oil sands deposit at Telephone Lake has been running successfully. It has removed approximately 65% of the top water, replacing it with air, and Cenovus plans to complete the pilot by the end of October.

•                  While dewatering is not essential to the development of Telephone Lake, the company believes it could help improve the project’s SOR by up to 30%, which should enhance project economics and reduce its impact on the environment.

Q3 2013

•                  Cenovus invested $17 million in its Telephone Lake project in the third quarter. After recognizing $16 million in scientific research and experimental development credits, net capital investment in the project was $1 million for the quarter.

Grand Rapids

•                  At the company’s 100%-owned Grand Rapids project, located within the Greater Pelican Region, work continues on a SAGD pilot project with two well pairs in production.

•                  Cenovus completed a turnaround at Grand Rapids in the third quarter to resolve facility constraints affecting production on both well pairs in the first half of 2013.

•                  A regulatory application and EIA for the 180,000 bbl/d commercial project has been submitted and Cenovus anticipates receiving regulatory approval within the next few months.

•                  Capital investment at Grand Rapids was $6 million in the third quarter of 2013, a slight decrease from $7 million a year earlier.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, Cenovus has been injecting polymer to enhance production from the reservoir, which is also under waterflood.

•                  Pelican Lake produced 24,826 bbls/d in the third quarter of 2013, a 5% increase from the same period in 2012 due to additional infill wells coming on production and increased response from the polymer flood.

•                  Cenovus invested $96 million at Pelican Lake in the third quarter, primarily for the infill drilling and polymer flood programs. Capital investment at Pelican Lake was down 25% from the third quarter of 2012 as the company decided to slow the pace of development at the project.

•                  Operating costs at Pelican Lake averaged $19.90/bbl in the third quarter, a 14% increase from $17.47/bbl in the same quarter a year earlier, mainly due to increased chemical costs related to the expansion of the polymer flood and higher property taxes. Operating costs are expected to be approximately $20.50/bbl in the fourth quarter.

Other conventional oil

In addition to Pelican Lake, Cenovus has conventional oil assets in Alberta, including tight oil opportunities, as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

•                  Total conventional oil production, excluding Pelican Lake, averaged 50,288 bbls/d in the third quarter, a 4% decrease compared with the same quarter in 2012. The decrease was largely due to the July sale of the company’s Shaunavon assets in Saskatchewan for approximately $240 million. Shaunavon was producing an average of 4,550 bbls/d in the third quarter of 2012 and 3,596 bbls/d in the second quarter of 2013, prior to closing of the sale. Total conventional oil production primarily included:

Q3 2013

•                  Average production in Alberta of 32,667 bbls/d, a 9% increase compared with the third quarter of 2012, primarily due to successful horizontal well drilling in Alberta

•                  Average production at the Weyburn operation in Saskatchewan of 16,438 bbls/d, a slight increase from 16,100 bbls/d in the third quarter of 2012.

•                  Cenovus invested $173 million in its conventional oil assets in the third quarter, the majority of which was dedicated to the development of emerging tight oil plays in Alberta. The company also invested in drilling and facilities work at Weyburn.

•                  Operating cash flow from conventional oil assets in excess of capital investment was $112 million in the quarter compared with $3 million in the same period in 2012.

•                  Operating costs for Cenovus’s conventional oil operations were $15.10/bbl in the third quarter, decreasing 6% from $16.02/bbl compared with the same period in 2012. This was mainly due to lower workforce, repairs and maintenance, fluid, waste handling and trucking costs, in line with the decrease in production volumes, partially offset by rising electricity costs due to higher market rates.

Natural Gas

Daily production

(Before royalties)	2013			2012					2011
(MMcf/d)	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	523	536	545	594	566	577	596	636	656

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are important components of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the third quarter of 2013 was approximately 523 million cubic feet per day (MMcf/d), down 9% from the same period last year. The decrease was driven by expected natural declines and Cenovus’s ongoing allocation of capital towards the company’s oil opportunities.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $3.21 per thousand cubic feet (Mcf) in the period compared with $3.54 per Mcf in the third quarter of 2012.

•                  The company invested $6 million in its natural gas properties in the third quarter of 2013. Operating cash flow from natural gas in excess of capital investment was $88 million in the quarter, a 25% decrease from the same period a year earlier.

Refining

Cenovus’s refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge when crude oil prices are discounted by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

Q3 2013

•                  Operating cash flow from refining was $133 million in the quarter, 75% lower than in the same period of 2012. The decline was due to a significant drop in market crack spreads and higher heavy crude feedstock costs at our refineries.

•                  Crack spreads were impacted by higher pipeline takeaway capacity in the southern tier of the U.S., which alleviated inland congestion and increased WTI prices closer to Brent Crude. Higher refinery utilization, which increased supplies of transportation fuels across the U.S. Midwest, also impacted crack spreads.

•                  Cenovus’s refining results were also negatively impacted by a narrowing of the WTI to WCS differential year over year. The narrower differential was the result of stronger U.S. demand for Canadian heavy oil, combined with supply disruptions in Canada during the third quarter, which led to higher refinery feedstock costs compared with the same period a year earlier.

•                  A more than five-fold increase in the cost of RINs, compared with the same quarter in 2012, also reduced gross refining margins. RIN costs have been trending significantly lower lately after the U.S. EPA suggested it might reduce its requirement for renewable fuel blending.

•                  Cenovus’s refineries processed an average of 464,000 bbls/d of crude oil in the third quarter, resulting in 487,000 bbls/d of refined product output. This was up about 5% from the same quarter a year ago when product output was reduced by minor refinery outages.

•                  The amount of Canadian heavy oil processed in the third quarter of 2013 was approximately 240,000 bbls/d, up 30,000 bbls/d compared with the same quarter of 2012.

•                  Cenovus’s refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s third quarter 2013 refining operating cash flow would have been $64 million lower than reported under FIFO compared with $6 million lower in the same quarter of 2012.

•                  The company invested $19 million in its refining operations during the third quarter compared with $37 million in the same quarter of 2012.

Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.242 per share, payable on December 31, 2013 to common shareholders of record as of December 13, 2013. Based on the October 23, 2013 closing share price on the Toronto Stock Exchange of $30.69, this represents an annualized yield of about 3.2%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to a meaningful dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging strategy

Cenovus’s natural gas and crude oil hedging strategy helps it to achieve more predictability around cash flow and safeguard its capital program. The Board-approved risk management policy allows the company to financially hedge up to 75% of this year’s and next year’s expected natural gas production, net of internal fuel usage, and up to 50% and 25%, respectively, in the following two years. The policy also allows the company to enter fixed price hedges on as much as 50% of net liquids production this year and next, as well as 25% of expected net liquids production for each of the following two years. In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 135 MMcf/d of natural gas is expected to be consumed at the company’s SAGD and refinery operations, which is more than offset by the natural gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

Q3 2013

Cenovus’s financial hedge positions at September 30, 2013 include:

•                  approximately 10% or 18,500 bbls/d of expected oil production hedged for 2013 at an average Brent price of US$110.36/bbl and an additional 10% or 18,500 bbls/d at an average Brent price of C$111.72/bbl

•                  approximately 32% or 166 MMcf/d of expected natural gas production hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage of about 135 MMcf/d of natural gas and long-term sales of 29 MMcf/d of natural gas

•                  approximately 49,000 bbls/d of heavy crude exposure hedged for 2013 at an average WCS differential to WTI of US$20.74/bbl

•                  30,000 bbls/d of expected oil production hedged for 2014 at an average Brent price of US$102.04/bbl and an additional 20,000 bbls/d at an average Brent price of C$107.06/bbl

•                  approximately 15,400 bbls/d of heavy crude exposure hedged for 2014 at an average WCS differential to WTI of US$20.39/bbl.

Financial Highlights

•                  Operating cash flow was approximately $1.1 billion in the quarter, a 12% decrease compared with the same period a year earlier. The decrease was due to a significant decline in operating cash flow from refining related to a sharp drop in market crack spreads, largely offset by increased operating cash flow from oil operations related to improved crude prices and increased production.

•                  Cash flow in the third quarter was $932 million, or $1.23 per share diluted compared with $1.1 billion, or $1.47 per share diluted, in the same period a year earlier. The decrease was due to the same factors affecting operating cash flow as well as an increase in finance costs related to the early redemption of debt, offset by lower current taxes.

•                  Operating earnings in the quarter were $313 million, or $0.41 per share diluted, down 28% from the same quarter in 2012. The decrease was due to the same factors affecting operating cash flow, as well as a $33 million increase in depreciation, depletion and amortization, partially offset by a decline in deferred income tax expense of $56 million and a realized foreign exchange gain of $33 million on the redemption of debt.

•                  Cenovus’s net earnings for the third quarter were $370 million compared with $289 million in the same period a year earlier, primarily as a result of unrealized risk management gains compared with losses in the same period a year earlier, partially offset by lower unrealized foreign exchange gains in this year’s quarter.

•                  Cenovus had a realized after-tax hedging loss of $22 million in the third quarter. The company received an average realized price, including hedging, of $84.26/bbl for its oil in the third quarter compared with $67.37/bbl during the same period in 2012. The average realized price for natural gas in the third quarter, including hedging, was $3.21/Mcf compared with $3.54/Mcf a year earlier.

Q3 2013

•                  Cenovus recorded income tax expense of $172 million in the third quarter of 2013, giving the company an effective tax rate of 32% compared with an effective rate of 39% in the year-earlier period, reflecting a higher proportion of earnings from Canadian sources.

•                  Capital investment during the quarter was $743 million, a 10% decrease from $830 million in the third quarter of 2012 as a result of lower capital spending on conventional assets.

•                  General and administrative (G&A) expenses were $103 million in the third quarter, a slight decrease from $104 million in the same period a year earlier.

•                  In August, Cenovus completed a public offering in the U.S. of US$800 million in senior unsecured notes in order to partially fund the early redemption of US$800 million in senior unsecured notes due September 2014. The notes were issued in 10 and 30 year tranches. The offering allowed the company to secure favourable interest rates while also extending the weighted average term to maturity of our long-term debt.

•                  Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At September 30, 2013, the company’s debt to capitalization ratio was 32% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.2 times.

Operating earnings1

(for the period ended September 30) ($ millions, except per share amounts)	2013 Q3	2012 Q3
Net earnings	370	289
Add back (deduct):
Unrealized risk management (gains) losses, after-tax	(5)	218
Non-operating unrealized foreign exchange (gains) losses, after-tax	(53)	(76)
Divestiture (gains) losses, after-tax	1	1
Operating earnings	313	432
Per share diluted	0.41	0.57

1 Operating earnings is a non-GAAP measures as defined in the Advisory.

Q3 2013

Oil sands project schedule

Project phase	Regulatory status	First production target	Expected production capacity (bbls/d) gross
Foster Creek[1] A – E			120,000
F	Approved	Q3-2014F	45,000	[2]
G	Approved	2015F	40,000
H	Approved	2016F	40,000
J	Submitted Q1-2013	2019F	50,000
Future optimization			15,000
Total capacity			310,000
Christina Lake[1] A – E			138,000
Optimization (phases CDE)	Approved	2015F	22,000	[3]
F	Approved	2016F	50,000
G	Approved	2017F	50,000
H	Submitted Q1-2013	2019F	50,000
Total capacity			310,000
Narrows Lake[1]
A	Approved	2017F	45,000
B-C	Approved	TBD	85,000
Total capacity			130,000
Telephone Lake[4]	Submitted Q4-2011	TBD	90,000
Grand Rapids	Submitted Q4-2011	TBD	180,000

1 Properties 50% owned by ConocoPhillips. Certain phases may be subject to partner approval.

2 Includes 5,000 bbls/d gross submitted to the regulator in Q1 2013.

3 Increased from 12,000 bbls/d in Q2 2013 due to the addition of blowdown boilers.

4 Projected total capacity of more than 300,000 bbls/d.

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, October 24, 2013, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. MT on October 24, 2013, until 10 p.m. MT on October 31, 2013, by dialing 855-859-2056 or 416-849-0833 and entering conference passcode 24364567. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Q3 2013

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at cenovus.com.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may”, “objective”, “projected”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our updated 2013 guidance, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Q3 2013

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

For the period 2014 to 2023, assumptions include: Brent US$100.00-US$110.00; WTI of US$96.00-US$106.00/bbl; Western Canada Select of C$71.00-C$91.00/bbl; NYMEX of US$4.50-US$4.75/MMBtu; AECO of C$3.89-C$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$15.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 780 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Q3 2013

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Bill Stait	Rhona DelFrari
Senior Analyst, Investor Relations	Director, Media Relations
403-766-6348	403-766-4740

Graham Ingram	General media line
Senior Analyst, Investor Relations	403-766-7751
403-766-2849

Q3 2013